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August 12, 2010

FILED EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jay Williamson, Division of Corporation Finance

Re:	VLOV, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-163803 Filed December 17, 2009 Form 10-K For Fiscal Year Ended December 31, 2009 File No. 000-53155 Filed April 15, 2010

Dear Mr. Williamson:

Following our telephone conversation on August 11, 2010, and after conferring with management of VLOV, Inc. (the “Company”) and the Company’s auditors, the Company now expects to respond to the comments received from the staff of the Securities and Exchange Commission in the letter dated June 21, 2010, during the week of August 23, 2010. If the Company is unable to respond by such time, we will notify you immediately.

If you have any questions, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154, or by email at fchen@richardsonpatel.com.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.